UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
May 4, 2011
Date of Report (Date of earliest event reported)
NOVASTAR FINANCIAL, INC.
(Exact name of registrant as specified in its charter)

Maryland	001-13533	74-2830661
(State or other jurisdiction of	(Commission File Number)	(I.R.S. Employer
incorporation or organization)		Identification No.)
2114 Central Street, Suite 600, Kansas City, MO 64108
(Address of principal executive offices) (Zip Code)
(816) 237-7000
(Registrant’s telephone number, including area code)
Not Applicable
(Former Name or Former Address, if Changed Since Last Report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events
     On May 4, 2011, NovaStar Financial, Inc. (the “Company”) issued a press release announcing that it had commenced (a) an offer to exchange each outstanding share of the Company’s 8.90% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share, for (i) 19 shares of newly-issued common stock of the Company, par value $0.01 per share (the “Common Stock”), or (ii) $2.00 in cash and 3 shares of newly-issued Common Stock, and (b) the related consent solicitation. These transactions are described in the proxy statement/consent solicitation/prospectus filed as a 424(b)(3) prospectus under the Securities Act of 1933, as amended, and the newly-issued Common Stock is registered pursuant to the Registration Statement on Form S-4 (Registration No. 333-171115), which was declared effective by the Securities and Exchange Commission on May 2, 2011.
     A copy of the press release is furnished as Exhibit 99.1 to this report and incorporated herein by reference.
Item 9.01 Financial Statements and Exhibits
     The following exhibit is furnished with this report as required by Item 601 of Regulation S-K:

Exhibit Number	Description
99.1	Press Release of NovaStar Financial, Inc., dated May 4, 2011

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NOVASTAR FINANCIAL, INC.
DATE: May 4, 2011	/s/ Rodney E. Schwatken
Rodney E. Schwatken
Chief Financial Officer

Exhibit 99.1
Filed by NovaStar Financial, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
NovaStar Announces Commencement of Exchange Offer and Consent Solicitation
for Series C Preferred Stock
KANSAS CITY, MO, May 4, 2010 PRNewswire/ — NovaStar Financial, Inc. (OTCQB: Common Stock: NOVS; Series C Preferred Stock: NOVSP) (the “Company”) commenced an exchange offer today for the issued and outstanding shares of publicly-held 8.90% Series C Cumulative Redeemable Preferred Stock of the Company, par value $0.01 per share (the “Series C Preferred Stock”), including accrued and unpaid dividends thereon, subject to certain conditions and any necessary proration. In exchange for the Series C Preferred Stock, the Company will offer, in aggregate, approximately 43,823,600 newly-issued shares of common stock of the Company, par value $0.01 per share (“Common Stock”), and $1,623,000 in cash (the “Series C Offer”).
The holders of Series C Preferred Stock (“Series C Holders”) electing to tender in the Series C Offer may elect to exchange their shares of Series C Preferred Stock for either (i) 3 shares of newly-issued Common Stock and $2.00 in cash (the “Cash-and-Stock Option”) or (ii) 19 shares of newly-issued Common Stock (the “Stock-Only Option”). The actual mix of cash and Common Stock a Series C Holder will receive upon tender may be adjusted according to the total number of Series C Holders who elect the Cash-and-Stock Option and the total number of Series C Holders who elect the Stock-Only Option. The completion of the Series C Offer requires the tender and consent of holders of at least two-thirds of the outstanding shares of Series C Preferred Stock, and the requisite shareholder approval of certain amendments to the Company’s charter.
Concurrently with the closing of the Series C Offer, the Company will complete an exchange for the privately-held 9.00% Series D1 Mandatory Convertible Preferred Stock, par value $0.01 per share (the “Series D Preferred Stock”) for an aggregate of 37,161,600 shares of newly-issued Common Stock and $1,377,000 in cash (the “Series D Exchange”). Together, the Series C Offer and the Series D Exchange constitute the Company’s plan of recapitalization of its outstanding preferred stock (the “Recapitalization”).
The Company is undertaking the Recapitalization in order to improve its capital structure and to eliminate its obligation with respect to outstanding and future preferred dividends and the preferred liquidating preference. As of April 15, 2011, there were accrued and unpaid dividends of approximately $23.6 million and $32.3 million on the Series C Preferred Stock and the Series D Preferred Stock, respectively. As of April 15, 2011, the aggregate liquidating preference of the Series C Preferred Stock and Series D Preferred Stock was $74.8 million and $52.5 million, respectively.
The Series C Offer will expire at 5:00 p.m., Eastern Time, on June 23, 2011, unless the Company extends the period of time for which the Series C Offer is open. Tendered shares of Series C Preferred Stock may be withdrawn at any time prior to the expiration date.
Where You Can Find Additional Information
Completion of the Recapitalization is subject to certain conditions, which are set forth in more detail in the Company’s registration statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (“SEC”) for the purpose of registering the Common Stock issued pursuant to

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the Series C Offer under the Securities Act of 1933, as amended. The Registration Statement was declared effective on May 2, 2011. The Company has also filed with the SEC a joint Schedule TO/13E-3 for the Series C Offer and a proxy statement on Schedule 14A to solicit proxies from the holders of its Common Stock to approve the relevant items upon which the holders of the Common Stock will be entitled to vote (the “Proxy Statement”). The Company may extend the Series C Offer under certain circumstances as described in the Registration Statement.
If you have questions about the Series C Offer, you should contact:
Georgeson Inc.
199 Water Street, 26th Floor
New York, NY 10038-3560
Banks and Brokers Call (212) 440-9800
All Others Call Toll-Free (866) 695-6074
This does not constitute an offer of any securities for sale. Further, this communication is not a solicitation of a proxy from any security holder of the Company and shall not constitute the solicitation of an offer to buy securities.
Series C Holders should read the Registration Statement and the Schedule TO/13-E3 for the Series C Offer as they contain important information about the Series C Offer, the Company and the other proposed transactions. Holders of Common Stock should read the Proxy Statement and any other relevant documents because they contain important information about the Company and the proposed transactions. The Registration Statement, Schedule TO/13E-3 and Proxy Statement are available for free on the SEC’s website, www.sec.gov. The prospectus included in the Registration Statement and additional copies of the Proxy Statement will be available for free from the Company for the applicable shareholders of the Company.

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About NovaStar
NovaStar Financial, Inc., headquartered in Kansas City, Missouri, is currently engaged in managing its portfolio of nonconforming residential mortgage securities and owning and operating three majority-owned subsidiaries: StreetLinks National Appraisal Services LLC, a national residential appraisal and real estate valuation management services company; Advent Financial Services LLC, a start-up business which provides access to tailored banking accounts, small dollar banking products and related services to low and moderate income level individuals; and Corvisa LLC, a technology company that develops and markets its software products to mortgage lenders. Prior to 2008, NovaStar originated, securitized, sold and serviced residential nonconforming mortgage loans. For information regarding the Company, contact Matt Kaltenrieder, Investor Relations, at (816) 237-7508.
Forward-Looking Statements
Statements in this press release regarding the Company and its business, which are not historical facts, are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are those that predict or describe future events and that do not relate solely to historical matters and include statements regarding management’s beliefs, estimates, projections, and assumptions with respect to, among other things, our future operations, business plans and strategies, as well as industry and market conditions, all of which are subject to change at any time without notice. Words such as “believe,” “expect,” “anticipate,” “promise,” “plan,” and other expressions or words of similar meanings, as well as future or conditional verbs such as “would,” “should,” “could,” or “may” are generally intended to identify forward-looking statements. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, regarding the impact they will have on the results of operations or financial condition of the Company. This press release speaks only as of its date and the Company expressly disclaims any duty to update the information herein except as required by federal securities laws.

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